July 1, 2011

Mr. Robert Benton, Staff Accountant
and
Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Yucheng Technologies Limited Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 001-33134

Dear Mr. Benton and Ms. Collins:

I am responding to your letter to Yucheng Technologies Limited, dated June 17, 2011.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with Mr. Benton and Ms. Maryse Mills-Apenteng, and we understand that we may provide the intended responses in this letter for the Staff’s consideration before making the actual amendments in the Form 20-F, if any are required. Please feel free to contact Mr. Hudders.

Form 20-F for the Fiscal Year Ended December 31, 2009 Item 5.
Operating and Financial Review and Prospects Critical Accounting Policies
Goodwill, page 56

1.
We refer to your response to prior comment 1 and note that you determined the market capitalization of your reporting unit at December 31, 2010 was $78.6 million, as adjusted for a control premium.  We further note that you attribute the difference between the market capitalization of the company and the fair value of reporting unit to the fair value of the “other reporting unit that is not covered by the DCF analysis.”  Please explain to us what the “other reporting unit” represents. In this regard, you have previously disclosed that you have two reporting units:  (1) Software and Solutions and Platform and Maintenance Services and (2) POS.  Considering you sold the POS business it would appear that you now have one reporting unit.  Tell us the reporting units used in your December 31, 2010 valuation and explain how and why your reporting units changed from December 31, 2009.  If you currently have more than one reporting unit, then provided a breakdown of the carrying amounts and fair values for each of your reporting units and reconcile such information to your total book value and market capitalization at December 31, 2010.

Response

We apologize if there was any confusion caused by our inappropriate use of the term “reporting units” in our previous response. What we meant by “reporting units” in the prior responses is “components” under the “Software & Solutions”, “Platform Services” and “Maintenance Services” that are directly associated with the business we acquired in 2006 and 2007. What we meant by “Other reporting units” is the business the Company had before any of the acquisitions were made and the POS business.

2.
Please clarify whether you performed the second step of the goodwill impairment test at December 31, 2010 and if so, provide us with the details and summary results of that test.  If you have not performed the second step, please explain why not.

Response

Since we have passed the first step of the goodwill impairment test, we did not perform the second step of the goodwill impairment test.

Note 14.  Reserves, page F-40

3.
We note your response to prior comment 3 and the proposed revised disclosures that you intend to include in your Liquidity and Capital Resources discussion as it relates to the restrictions placed on the registered capital and additional paid-in-capital of your PRC entities.  Please revise to also include a discussion of such restrictions, in quantified terms, in the financial statement footnotes.

Response

We will include a similar discussion of such restrictions in the financial statements under the footnote Reserves.  The draft discussion is as follows:

“In accordance with the PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, which approximated to RMB735.9 million and RMB735.1 million representing the total amount of paid-in capital and accumulated balance of statutory reserve of our PRC subsidiaries attributable to the Company as of December 31, 2009 and 2010, respectively.”

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely, /s/ Steve Dai Steve Dai, Chief Financial Officer